Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NIRE: 33300032266

NOTICE TO THE MARKET

Gerdau S.A. announces that Chia Yuan Wang, currently the Supply Chain Vice-President in North America, was appointed as the new President for its North American Long Steel Operation, effective today. Wang is succeeding the CEO of Gerdau, Gustavo Werneck, who was temporarily accumulating the position during the last three months. The new President for the North American Long Steel Operation has almost 30 year-experience at Gerdau and during this time held several positions in Brazil, Canada, China and US, with a track record of successful results.

According to Gustavo Werneck, CEO of Gerdau, “we see a great opportunity to  improve  the  overall  performance  of  our  North  American  Long  Steel Operation and Wang has a relevant strategic vision, ability for business turnaround and to bring positive results. In his new position, he has also the challenge to accelerate our cultural and digital transformation to better serve our customers as well as developing future leaders for Gerdau”. The Long Steel North American Operation is responsible for 40% of the consolidated net sales and 18% of the EBITDA.

“It is a great honor to lead the operation I have been serving for the last years. Gerdau has a great team and I am confident that we can build a path for the company’s growth in North America, one of ours most relevant markets” says the new President for the North American Long Steel Operation, Chia Yuan Wang.

Wang holds a Metallurgical Engineering degree at Universidade Federal do Rio Grande do Sul (UFRGS — Brazil) and executive education courses at Harvard Business School.

São Paulo, 24 April 2018.

Harley Lorentz Scardoelli
Executive Vice-President
Investor Relations Officer